

February 23, 2012

Via E-mail
Wei Lin
Chief Executive Officer and Chairman of the Board of Directors
Transax International Limited
South Part 1-101, Nanshe Area
Pengnan Industrial Park on North Yingbinbei Road
Waisha Town of Longhu District
Shantou, Guangdong, China 515023

> **Re: Transax International Limited**
> **Amendment No. 1 to Form 8-K**
> **Filed February 8, 2012**
> **File No. 000-27845**

Dear Mr. Lin:

We have reviewed your response to our letter dated January 31, 2012 and have the following additional comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Form 8-K/A filed February 8, 2012

General

1. We note your response to prior comment 26 and your revised disclosure that you conduct operations through both BT Brunei and BT Shantou. In this regard, we also note your disclosure on page 27 that the increase in your revenues for the nine months ended September 30, 2011 "was primarily due to revenues from BT Brunei sales following our acquisition of that company . . . ." Please reconcile this disclosure with your disclosure on page 4 that BT Brunei was formed April 13, 2011 solely for the purposes of the "second step" of your efforts to reorganize in order to acquire a U.S. public shell company. Please revise throughout your document by clarifying and explaining in detail the nature of BT Brunei's operations. To the extent there are unique risks because you conduct operations through a Brunei company, please revise your risk factor section accordingly.

Risk Factors Relating to Our Business

"A limited number of customers historically account for a large portion of our revenues…," page 16

2. We note that the disclosure in this risk factor regarding the percentage of reported revenue attributable to each of your principal customers does not agree to the disclosure provided in Note 14 to your financial statements. Please reconcile your disclosure, as appropriate, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

3. We note your response to prior comment 27. Given that sales attributable to BT Brunei comprise a substantial portion of your revenues, please revise MD&A by discussing in detail the reasons for changes in revenues and expenses attributable to sales from BT Brunei. By way of example, explain how you were able to generate $14.4 million in sales attributable to BT Brunei when there "were no comparable sales during the 2010 period."

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 8

4. Please refer to your response to our prior comment 33. We note that you have concluded that you (A) are the primary obligor with regard to the products that you market, (B) have latitude in establishing the price at which the products that you market are sold, (C) are subject to the credit risk and inventory risk attributable to the products that you market, and (D) have discretion in the selection of suppliers for the products that you market. However, it is not clear from your response how you have reached certain of those conclusions. As such, please provide us with additional information regarding your business operations, the products and services that you provide, the significant terms of contracts with your customers, and the application of the guidance outlined in FASB 605-45 to your business model, so that we may better understand how you have determined that it is appropriate to recognize the revenue attributable to the products that you market on a "gross" basis. In this regard, your response should address the following:

   • Why you believe that you are primary obligor for the products or services desired by your customers – including, an explanation of your responsibility for product quality, acceptability, safety, and/or loss or damage in transport;
   • What happens to products that are rejected or returned by a customer for any reason, including those reasons mentioned in the bullet point above, and, when applicable,

who is responsible for the cost of replacement of the product (i.e., you or the supplier);

- Whether you provide a warranty for the products that you market, the manner in which warranties claims are or would be resolved, and your responsibility for refurbishment or replacement costs, as applicable;

- Whether you are or would expect to be primarily responsible for any product liability claims and or recalls attributable to the products that you market – including, any anticipated responsibility for refurbishment costs, replacement costs, and/or other losses that could be incurred;

- Whether your policies or your suppliers' policies govern order changes, cancellations, etc. – including, whether you are responsible for the manufacturing costs or restocking costs of inventory that has been assembled, but will not be delivered, due to an alteration or cancellation of a customer's order;

- The nature of the inventory (e.g., saleable toys, display models, packaging, etc.) that comprised the balances reported at September 30, 2011 and December 31, 2010;

- Whether inventory is shipped directly between the supplier and your customer, whether you take physical possession of inventory prior to shipment to your customer, and, based upon the applicable shipping terms, who bears the risk of loss (i.e., you, the supplier, or the customer) for inventory while it is being shipped between all applicable locations;

- How you have determined that you bear general inventory risk prior to the placement of an order by a customer – particularly, as your relatively low inventory balance at September 30, 2011, as compared to costs of sales recognized for the nine-months then ended, may suggest that an insignificant amount of inventory is maintained on hand;

- The role and significance of your showroom and website to your sales – including, the percentage of sales that reflects products marketed directly through these channels versus the percentage of sales that reflects products that are newly designed (i.e., with your participation) and manufactured based upon a direct interest or request of a customer;

- Your actual role in supplier selection – including, whether the sample products displayed in your showroom are generally produced by one supplier or you, generally, have and exercise the ability and discretion to choose amongst multiple suppliers of the displayed products; and

- How the toys that you market are typically branded (i.e., in your name or that of the supplier).

In addition, given that it does not appear that you make physical alterations to the products manufactured by your suppliers, please tell us what consideration was given to FASB ASC 605-45-45-9.

Note 14 – Concentrations and Credit Risk

(ii) Vendor Concentrations, page 14

5. Based upon your disclosure, it appears that Universal Toys (HK) Ltd. ("Universal Toys"), a related party, provided a substantial portion of the inventory that you purchased during the nine-month period ended September 30, 2011. In this regard, please tell us and, if appropriate, disclose in MD&A (a) why this purchase/supply relationship does not appear to have existed prior to fiscal year 2011, (b) whether you have become either a primary distributor or the primary distributor of Universal Toys' products, (c) whether or not the increase in purchases of toys from Universal Toys corresponds with an increase in sales by Universal Toys and, if applicable, the amount of such increase to Universal Toys' sales, and (d) the nature of any purchase/supply arrangements between you and Universal Toys, if applicable. In addition, as Universal Toys appears to be a related party, as noted from the disclosure regarding your "suppliers" (i.e., on page 8 of your amended Form 8-K), please expand your disclosure in this footnote and/or Note 15 to identify and discuss the nature of the relationship between your company and Universal Toys. Please refer to FASB ASC 850-10-50-1 for further guidance.

Exhibit 99.2

Pro forma Consolidated Statements of Operations, page 4

6. We have reviewed your response to our prior comment 36, and we acknowledge that your planned reverse stock split has not yet been submitted to a vote of your shareholders. However, based upon the preliminary proxy statement filed on Schedule 14A on January 30, 2012, it appears that your shareholders will be asked to vote on this matter on February 29, 2012. To the extent that the planned reverse stock split is approved by your shareholders prior to the completion of our review of your filing on Form 8-K, please revise the pro forma earnings per share amounts reported on your pro forma statements of operations to give effect to this change in your capital structure.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director